UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of July 2023

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Companhia de Capital Aberto Autorizado

CNPJ nº 06.057.223/0001-71

NIRE 3330027290-9

EXTRACT TO THE MINUTES TO THE MEETING OF THE BOARD OF DIRECTORS HELD ON JULY 11st, 2023.

1. Date, Time and Place: On July 11st, 2023, at 01:00 p.m, held virtually as if it had taken place at the headquarters of Sendas Distribuidora SA (“Company”), located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ayrton Senna, nº 6.000, Lote 2, Pal 48959, Annex A, Jacarepaguá, CEP 22775-005.

2. Call and Attendance: Call was done in accordance with the internal rules of the Board and the meeting has had the presence of all the members of the Company's Board of Directors: Messrs. Oscar de Paula Bernardes Neto – Chairman of the Board of Directors, José Guimarães Monforte – Vice-Chairman of the Board of Directors, Andiara Pedroso Pettterle, Belmiro de Figueiredo Gomes, Leila Abraham Loria, Leonardo Porcíuncula Gomes Pereira, Júlio Cesar de Queiroz Campos, Luiz Nelson Guedes de Carvalho and Philippe Alarcon.

3. Conduction of the Meeting: Chairman: Oscar de Paula Bernardes Neto; Secretary: Aline Pacheco Pelucio.

4. Agenda: (i) Analysis and deliberation on the Company's internal regulations and policies; and (ii) Analysis and deliberation on the Company's Corporate Governance Report.

5. Resolutions: The members of the Board of Directors discussed and decided on the following:

5.1 Analysis and deliberation on the Company's internal regulations and internal policies: The Members of the Board of Directors resolved, unanimously and without reservations, for the approval of the following corporate documents: (i) updated version of the Internal Regulations of the People, Culture and Remuneration; (ii) Internal Rules of the Company's Ethics Committee; (iii) Profit Allocation Policy; and (iv) updated version of the Company's Related Party Transactions Policy.

5.2 Analysis and deliberation on the Company's Governance Report: The Members of the Board of Directors, based on the favorable recommendation of the Corporate Governance, Sustainability and Nomination Committee, decided to approve the Company's Corporate Governance Report for the year 2023. Subsequently, they authorized the Executive Board to take all the necessary measures for the protocol of the document.

6.       Approval and signature of these minutes: As there were no further matters to be addressed, the meeting was adjourned so. that these minutes were drawn up. Then the meeting was resumed, and these minutes were read and agreed. Rio de Janeiro, July 11th, 2023. Chairman: Mr. Oscar de Paula Bernardes Neto; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Oscar de Paula Bernardes Neto, José Guimarães Monforte, Andiara Pedroso Pettterle, Belmiro de Figueiredo Gomes, Leila Abraham Loria, Leonardo Porcíuncula Gomes Pereira, Júlio Cesar de Queiroz Campos, Luiz Nelson Guedes de Carvalho and Philippe Alarcon.

Rio de Janeiro, July 11th, 2023.

I hereby certify, for due purposes, that this is a certificate of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Aline Pacheco Pelucio Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2023

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.